UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

QuantumSphere, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74766K 10 4

(CUSIP Number)

QuantumSphere, Inc.

2905 Tech Center Drive

Santa Ana, CA 92705

Attention: Gregory L. Hrncir

714-545-6266

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 22, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	74766K 10 4

1	Names of Reporting Persons Steven S. Myers
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF; OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,325,627
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,325,627

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,325,627
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN (Individual)

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CUSIP No.	74766K 10 4

1	Names of Reporting Persons Dolphin Capital Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 988,961
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 988,961

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 988,961
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.52%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO (Corporation)

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CUSIP No.	74766K 10 4

1	Names of Reporting Persons The Steven S. Myers Revocable Trust DTD 12/01/2000
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 286,666
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 286,666

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 286,666
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.34%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (Other)

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Item 1.	Security and Issuer.

This Schedule 13D relates to the shares of common stock, $0.001 par value, of QuantumSphere, Inc., a Nevada corporation formerly known as Way Cool Imports, Inc. (the “Issuer”). The address of the Issuer’s principal executive office is 2905 Tech Center Drive, Santa Ana, California 92705.

Item 2.	Identity and Background.

(a)-(b) This Schedule 13D is being filed by Steven S. Myers, an individual, Dolphin Capital Holdings, Inc., a California corporation, and The Steven S. Myers Revocable Trust DTD 12/01/2000 (collectively, the “Reporting Persons”). The business address of the Reporting Persons is c/o QuantumSphere, Inc., 2905 Tech Center Drive, Santa Ana, California 92705.

(c) The principal occupation of Steven S. Myers is as Chairman and CEO of Dolphin Capital Holdings, Inc., a private equity investment firm.

(d)-(e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) were not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Of the Reporting Persons, Steven S. Myers is a citizen of the United States of America and Dolphin Capital Holdings, Inc. is a California corporation.

Item 3.	Source and Amount of Funds or Other Consideration.

On April 22, 2014, the Issuer consummated a merger of QuantumSphere, Inc., a California corporation (“QSI”), with and Way Cool Merger Sub, Inc., a Nevada corporation and wholly-owned subsidiary of the Issuer (“Merger Sub”), with QSI as the surviving corporation. In accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Merger dated as of April 22, 2014 (the “Merger Agreement”) by and among the Issuer, Merger Sub and QSI, QSI shareholders received an equal number of shares of the Issuer’s common stock exchange for their shares of QSI common stock issued and QSI option and warrant holders received options and warrants exercisable into an equal number of shares of the Issuer’s common stock.

Immediately prior to the Merger, the Reporting Persons held 402,413 shares of QSI common stock, options to purchase 80,000 shares of QSI common stock, warrants to purchase 412,414 shares of QSI common stock, and a convertible promissory note convertible into shares and a warrant to purchase shares of QSI common stock. The options and certain warrants were issued in exchange for service on the QSI board of directors, and the shares, the convertible promissory note and certain warrants were acquired by the Reporting Persons with the use of personal funds through a series of private transactions. As part of the Merger, the convertible promissory note was converted into 287,700 shares of QSI common stock and a warrant to purchase 143,600 shares of QSI common stock. Upon consummation of the merger, the shares of QSI common stock held by the Reporting Person were converted into an equal number of shares of the Issuer’s common stock and the options and warrants to purchase shares of QSI common stock held were converted into options and warrants to purchase an equal number of shares of the Issuer’s common stock.

Item 4.	Purpose of Transaction.

The description set forth in Item 3 of this Schedule 13D is incorporated herein by reference. The Reporting Persons acquired such securities in the Issuer for investment purposes.

Item 5.	Interest in Securities of the Issuer.

(a)–(b) In the aggregate, the Reporting Persons beneficially own 1,325,627 shares of common stock or 6.02% of the Issuer's common stock as of April 22, 2014 (immediately after the Merger). The Reporting Persons’ holdings consist of 689,613 shares of common stock, options to purchase 80,000 shares of common stock (of which, all shares are vested), and warrants to purchase 556,014 shares of common stock (of which, all shares are vested).

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions in the Issuer’s common stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5 above, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 2, 2014

By:	/s/ Steven S. Myers
Steven S. Myers

Dolphin Capital Holdings, Inc.

By:	/s/ Steven S. Myers
Steven S. Myers
Title:	Chairman and CEO

The Steven S. Myers Revocable Trust DTD 12/01/2000

By:	/s/ Steven S. Myers
Steven S. Myers
Title:	Trustee

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